EXHIBIT 12
Starbucks Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Oct 1, 2017	Oct 2, 2016	Sep 27, 2015	Sep 28, 2014	Sep 29, 2013
Fiscal year ended
Earnings/(loss)(1)	$4,317.5	$4,198.6	$3,903.0	$3,159.7	$(229.9)
Income from equity investees	(391.4)	(318.2)	(249.9)	(268.3)	(251.4)
Distributed income from equity investees	186.6	223.3	148.2	139.2	115.6
Amortization of capitalized interest	4.1	4.4	4.1	3.6	2.6
Fixed charges, excluding capitalized interest	477.5	366.2	326.5	310.1	237.7
Total earnings/(loss) available for fixed charges	$4,594.3	$4,474.3	$4,131.9	$3,344.3	$(125.4)
Fixed charges:
Interest and debt expense(2)	$93.6	$82.2	$74.2	$70.2	$38.5
Interest portion of rental expense	385.0	285.0	256.0	246	209.6
Total fixed charges	$478.6	$367.2	$330.2	$316.2	$248.1
Ratio of earnings to fixed charges(3)	9.6	12.2	12.5	10.6	—
(1) Earnings/(loss) represents income/(loss) from continuing operations before income taxes.
(2) Includes amortization of debt-related expenses and interest capitalized during the period. Excludes interest on uncertain tax positions, which is recorded in income tax expense/(benefit) in the consolidated statements of earnings.
(3) For the fiscal year ended September 29, 2013, our earnings were insufficient to cover fixed charges by $373.5 million.